UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Quintana Maritime Limited
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    Y7169G109
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y716G109                  SC 13G/A                     Page 2 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         King Street Acquisition Company, L.L.C.
         84-1634281
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                              [ ]
--------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         0
--------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

CUSIP No. Y716G109                  SC 13G/A                     Page 3 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         King Street Capital, L.P.
         13-38-12174
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,333,302*
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,333,302*
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         1,333,302*
--------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                              [ ]
--------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         2.6%^
--------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
* Includes Warrants exercisable for 400,757 shares of Common Stock.
^ Calculated based on 50,166,690 shares of Common Stock outstanding as of October 31, 2006 (as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006), plus 400,757 shares of Common Stock issuable upon exercise of Warrants which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. Y716G109                 SC 13G/A                     Page 4 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         King Street Capital, Ltd.
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,721,713*
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,721,713*
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         2,721,713*
--------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                              [ ]
--------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         5.3%^
--------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------
* Includes Warrants exercisable for 826,471 shares of Common Stock.
^ Calculated based on 50,166,690 shares of Common Stock outstanding as of October 31, 2006 (as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006), plus 826,471 shares of Common Stock issuable upon exercise of Warrants which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. Y716G109                 SC 13G/A                     Page 5 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         King Street Advisors, L.L.C.
         13-38-12173
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,333,302*
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,333,302*
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         1,333,302*
--------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                              [ ]
--------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         2.6%^
--------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
* Includes Warrants exercisable for 400,757 shares of Common Stock.
^ Calculated based on 50,166,690 shares of Common Stock outstanding as of October 31, 2006 (as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006), plus 400,757 shares of Common Stock issuable upon exercise of Warrants which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. Y716G109                 SC 13G/A                     Page 6 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         King Street Capital Management, L.L.C.
         13-3978904
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,055,015*
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,055,015*
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         4,055,015*
--------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                              [ ]
--------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         7.9%^
--------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
* Includes Warrants exercisable for 1,227,228 shares of Common Stock.
^ Calculated based on 50,166,690 shares of Common Stock outstanding as of October 31, 2006 (as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006), plus 1,227,228 shares of Common Stock issuable upon exercise of Warrants which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. Y716G109                 SC 13G/A                    Page 7 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         O. Francis Biondi, Jr.
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,055,015*
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,055,015*
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         4,055,015*
--------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                              [ ]
--------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         7.9%^
--------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
* Includes Warrants exercisable for 1,227,228 shares of Common Stock.
^ Calculated based on 50,166,690 shares of Common Stock outstanding as of October 31, 2006 (as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006), plus 1,227,228 shares of Common Stock issuable upon exercise of Warrants which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. Y716G109                 SC 13G/A                    Page 8 of 15

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Brian J. Higgins
--------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY

--------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,055,015*
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,055,015*
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         4,055,015*
--------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                              [ ]
--------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         7.9%^
--------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
* Includes Warrants exercisable for 1,227,228 shares of Common Stock.
^ Calculated based on 50,166,690 shares of Common Stock outstanding as of October 31, 2006 (as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006), plus 1,227,228 shares of Common Stock issuable upon exercise of Warrants which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. Y716G109                 SC 13G/A                    Page 9 of 15

ITEM 1(a).  NAME OF ISSUER:
            Quintana Maritime Limited (the "Issuer")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            Pandoras & Kyprou Street, 166 74 Glyfada, Greece

ITEM 2(a).  NAME OF PERSON FILING:

            This Schedule 13G/A is being jointly filed by King Street Acquisition Company, L.L.C. ("KSAC"), King Street Capital, L.P. ("KSC L.P."), King Street Capital, Ltd. ("KSC Ltd."), King Street Advisors, L.L.C. ("KSA"), King Street Capital Management, L.L.C. ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSAC, KSC L.P., KSC Ltd., KSA, KSCM and Messrs. Biondi and Higgins are collectively referred to herein as "Reporting Persons".

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

            The principal business address of KSC Ltd. is:

            c/o Walkers Chambers
            P.O. Box 92
            Road Town, Tortola
            British Virgin Islands

            The principal business address of each of the other Reporting Persons is:

            65 East 55th Street
            30th Floor
            New York, New York 10022

ITEM 2(c).  CITIZENSHIP:

            Messrs. Biondi and Higgins are both United States citizens. KSC Ltd. is a company organized under the laws of the British Virgin Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware, U.S.A.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.01 per share ("Common Stock")

ITEM 2(e).  CUSIP NUMBER:

            Y7169G109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act

CUSIP No. Y716G109                 SC 13G/A                    Page 10 of 15

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F)

          (g) [ ] Parent Holding Company, in accordance with Rule 13d-
                  1(b)(ii)(G)

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.   OWNERSHIP.

KSAC:
----

      As of December 31, 2006, all shares of Common Stock over which KSAC may potentially have been deemed to have shared voting and dispositive power were transferred to KSC L.P. and KSC Ltd.


KSC L.P.:
--------

      As of December 31, 2006, KSC L.P. may potentially have been deemed to have shared voting and dispositive power over the 1,333,302 shares of Common Stock it owns, or 2.6% of the total outstanding shares of Common Stock, including Warrants exercisable for 400,757 shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 50,166,690 shares of Common Stock outstanding as of October 31, 2006, as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006, plus 400,757 shares of Common Stock which were beneficially owned by KSC L.P. and included pursuant to Rule 13d-3(d)(1)(i).


KSC LTD.:
--------

      As of December 31, 2006, KSC Ltd. may potentially have been deemed to have shared voting and dispositive power over the 2,721,713 shares of Common Stock it owns, or 5.3% of the total outstanding shares of Common Stock, including the Warrants exercisable for 826,471 shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 54,166,690

CUSIP No. Y716G109                 SC 13G/A                    Page 11 of 15

shares of Common Stock outstanding as of October 31, 2006, as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006, plus 826,471 shares of Common Stock which were beneficially owned by KSC Ltd. and included pursuant to Rule 13d-3(d)(1)(i).


KSA:
---

      Because KSA is the General Partner of KSC L.P., pursuant to Rule 13d-1, as of December 31, 2006, KSA may potentially have been deemed to be the beneficial owner of 1,333,302 shares of Common Stock, or 2.5% of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P.

      Because of the relationship described above, as of December 31, 2006, KSA may potentially have been deemed to have shared voting and dispositive power over the 1,333,302 shares of the Common Stock, or 2.6% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 54,166,690 shares of Common Stock outstanding as of October 31, 2006, as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006, plus 400,757 shares of Common Stock which were beneficially owned by KSA and included pursuant to Rule 13d-3(d)(1)(i).


KSCM:
----

      Because KSCM has been delegated certain investment advisory responsibilities by KSA on behalf of KSC L.P., and is also the Investment Manager of KSC Ltd., pursuant to Rule 13d-1, as of December 31, 2006, KSCM may potentially have been deemed to be the beneficial owner of 4,055,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, as of December 31, 2006, KSCM may potentially have been deemed to have shared voting and dispositive power over the 4,055,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 54,166,690 shares of Common Stock outstanding as of October 31, 2006, as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006, plus 1,227,228 shares of Common Stock which were beneficially owned by KSCM and included pursuant to Rule 13d-3(d)(1)(i).


O. FRANCIS BIONDI, JR.:
----------------------

      Because Mr. Biondi is a Managing Member of KSA and a Managing Principal of KSCM, pursuant to Rule 13d-1, as of December 31, 2006, Mr. Biondi may potentially have been deemed to be the beneficial owner of 4,055,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P. and KSC Ltd.

CUSIP No. Y716G109                 SC 13G/A                    Page 12 of 15

      Because of the relationship described above, as of December 31, 2006, Mr. Biondi may potentially have been deemed to have shared voting and dispositive power over an aggregate of the 4,055,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 54,166,690 shares of Common Stock outstanding as of October 31, 2006, as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006, plus 1,227,228 shares of Common Stock which were beneficially owned by Mr. Biondi and included pursuant to Rule 13d-3(d)(1)(i).


BRIAN J. HIGGINS:
----------------

      Because Mr. Higgins is a Managing Member of KSA and a Managing Principal of KSCM, pursuant to Rule 13d-1, as of December 31, 2006, Mr. Higgins may potentially have been deemed to be the beneficial owner of 4,055,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, as of December 31, 2006, Mr. Higgins may potentially have been deemed to have shared voting and dispositive power over an aggregate of 4,055,015 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 54,166,690 shares of Common Stock outstanding as of October 31, 2006, as reported in the Issuer's Form 10-Q filed under the Securities Exchange Act of 1934, on November 9, 2006, plus 1,227,228 shares of Common Stock which were beneficially owned by Mr. Higgins and included pursuant to Rule 13d-3(d)(1)(i).

      Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of the Common Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

CUSIP No. Y716G109                 SC 13G/A                    Page 13 of 15

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.

          Not Applicable. This statement on Schedule 13G/A is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. Y716G109                 SC 13G/A                    Page 14 of 15


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007
      --------------------

King Street Acquisition Company, L.L.C.*
By: King Street Capital Management, L.L.C.,
      its Manager

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal


King Street Capital, L.P.*
By: King Street Advisors, L.L.C.,
      its General Partner

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Member


King Street Capital, Ltd.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Director


King Street Advisors, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Member


King Street Capital Management, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal

CUSIP No. Y716G109                 SC 13G/A                    Page 15 of 15

/s/ Brian J. Higgins
--------------------------
    Brian J. Higgins*


/s/ O. Francis Biondi, Jr.
-----------------------------
    O. Francis Biondi, Jr.*

* The Reporting Persons disclaim beneficial ownership over the Common Stock reported herein except to the extent of its or his pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).